

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 28, 2009

Patrick C. Condo
Chief Executive Officer
Convera Corporation
1921 Gallows Road, Suite 200
Vienna, VA 22182

> **Re: Convera Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 25, 2009**
> **File No. 001-31989**

Dear Mr. Condo:

        We have reviewed your response letter dated October 13, 2009 and have the following comments.

1.   Please provide us with a detailed analysis of whether Rule 13e-3 applies to the proposed dissolution and merger transaction. We note for example, the continuity of management following the merger. Refer to Compliance & Disclosure Interpretation 201.05 for further guidance available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have further comment.

2.   We are considering your responses to prior comments 2, 3 and 4 and may have comments at a later date.

                            *   *   *   *

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc:　　Via facsimile: (212) 355-3333
　　　　Stephen Davis, Esq.
　　　　Goodwin Procter LLP